KONTRON AG ADDS A CONDITION FOR ADDITIONAL

PROTECTION OF SHAREHOLDERS TO TENDER

OFFER FOR KONTRON MOBILE COMPUTING, INC. SHARES

Dated:	Eching/Munich Germany—June 18, 2004
Contact: Charles Newcomb, (858) 677-0877

Kontron AG announced that it added a condition to the terms of its tender offer (the “Offer”) for all of the outstanding shares of Kontron Mobile Computing, Inc. (“Kontron Mobile”) not already owned or controlled by Kontron AG at a price of $0.55 per share, net in cash, which commenced on June 15, 2004 and is scheduled to expire at 5:00 P.M. New York time, on Wednesday, July 14, 2004.

Kontron AG has amended the terms of the Offer to provide that the Offer is conditioned upon, among other things, a majority of the shareholders of Kontron Mobile other than Kontron AG tendering their shares in the Offer (the “Majority of the Minority Condition”). The Majority of the Minority Condition can not be waived. The Majority of the Minority Condition has been added at the request of the Special Committee of Kontron Mobile’s Board of Directors, to provide additional safeguards to ensure that the Offer is fair and not coercive to the shareholders of Kontron Mobile. In no event, will Kontron AG proceed with the Offer unless the Majority of the Minority Condition is satisfied.

Kontron AG filed Amendment No. 1 to the Schedule TO (the “Amendment”) with the SEC on June 18, 2004, which includes a detailed description of the changes to the terms of the Offer. Except as expressly set forth in the Amendment all other terms of the Offer will remain unchanged.

The Depositary for the tender offer is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

The Information Agent for the tender offer is Morrow & Co. Inc. 445 Park Avenue, New York, NY 10022.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Kontron Mobile. Kontron AG has filed tender offer materials with the SEC. The tender offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, will be made available without charge to all shareholders of Kontron Mobile. The tender offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the SEC) are available for free at the SEC’s website at www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing such requests to Morrow & Co. Inc. 445 Park Avenue, New York, NY 10022, or by calling toll free (800) 607-0088.

Kontron AG is headquartered in Eching/Munich Germany. Other locations are in Kaufbeuren/Germany, Deggendorf/Germany, Minneapolis/USA, San Diego/USA, Montreal, and Taipei. Kontron AG develops, produces and distributes its products world-wide. With strategic investments into selected enterprises, Kontron AG concentrates primarily on the telecommunications, automation and mobile computer markets. Kontron AG employs over 1000 people worldwide and is quoted at the German “new market” (under “KBC”) and is a member in the TecDAX 30.

Kontron Mobile was incorporated in Minnesota in 1992 under its former name of FieldWorks, Incorporated, and is dedicated to the development and sale of rugged portable computing solutions. Kontron Mobile is part of the worldwide group of Kontron AG companies, owned or principally owned by Kontron AG . Over the past several years, Kontron Mobile has evolved its strategy to focus on designing and providing industry-specific field technology solutions.

This press release contains forward-looking statements concerning expectations, anticipations, beliefs, hopes, intentions or strategies for the future. Readers are cautioned not to place undue reliance on forward looking statements. All such forward looking statements are based upon information available to Kontron AG on the date this release is issued. Kontron AG undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in forward looking statements.